United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 2, 2026

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐

List identifying information required to be furnished
by Coca-Cola Europacific Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

February 1-28, 2026

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
Director/PDMR Shareholding	February 19, 2026
Director/PDMR Shareholding	February 23, 2026
Director/PDMR Shareholding	February 27, 2026
Total Voting Rights and Capital	March 2, 2026

February 19, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 12,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $104.941233	12,000

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 12,000 Ordinary Shares Weighted Average Price: USD $104.941233 Aggregated Price: USD $1,259,294.796000
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Veronique Vuillod
2	Reason for notification
a)	Position / status	Chief People and Culture Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,416 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.480000	1,416

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1,416 Ordinary Shares Weighted Average Price: USD $105.480000 Aggregated Price: USD $149,359.680000
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

February 23, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Edward Walker
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.459670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471804	1.887090
		USD $0.00	1.572580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.459670 Ordinary Shares Weighted Average Price: USD $57.529992 Aggregated Price: USD $199.034787
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.459670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471804	1.887090
		USD $0.00	1.572580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.459670 Ordinary Shares Weighted Average Price: USD $57.529992 Aggregated Price: USD $199.034787
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Lusk
2	Reason for notification
a)	Position / status	Chief Commercial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.459670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471804	1.887090
		USD $0.00	1.572580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.459670 Ordinary Shares Weighted Average Price: USD $57.529992 Aggregated Price: USD $199.034787
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 1.901170 Ordinary Shares pursuant to the UK Shareshop

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471800	1.901170

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1.901170 Ordinary Shares Weighted Average Price: USD $105.471800 Aggregated Price: USD $200.519822
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, France-Benelux-Nordics
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.459670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471804	1.887090
		USD $0.00	1.572580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.459670 Ordinary Shares Weighted Average Price: USD $57.529992 Aggregated Price: USD $199.034787
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 3.459670 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $105.471804	1.887090
		USD $0.00	1.572580

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 3.459670 Ordinary Shares Weighted Average Price: USD $57.529992 Aggregated Price: USD $199.034787
e)	Date of the transaction	2026-02-19
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

February 27, 2026

COCA-COLA EUROPACIFIC PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Gareth McGeown
2	Reason for notification
a)	Position / status	General Manager, Australia, Pacific and South East Asia
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola Europacific Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction
Acquisition of 4,237 Ordinary Shares following the vesting of Restricted Share Units ("RSUs") granted under the terms of the Company's Long-Term Incentive Plan ("LTIP"), resulting in the issue of 4,237 Ordinary Shares.

c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $0.00	4,237

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 4,237 Ordinary Shares Weighted Average Price: USD $0 Aggregated Price: USD $0
e)	Date of the transaction	2026-02-26
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Sale of 1,870 Ordinary Shares on a non-discretionary basis to fund the tax liability due in respect of the issuance of the 4,237 Ordinary Shares on 26 February 2026.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $108.677900	1,870

d)	Aggregated information –Aggregated volume –Weighted average price –Price	Aggregated Volume: 1,870 Ordinary Shares Weighted Average Price: USD $108.677900 Aggregated Price: USD $203,227.673000
e)	Date of the transaction	2026-02-26
f)	Place of the transaction	The Nasdaq Stock Market LLC (XNAS)

March 02, 2026

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 28 February 2026, Coca-Cola Europacific Partners plc had 448,094,349 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 448,094,349 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola Europacific Partners plc under the FCA's Disclosure Guidance and Transparency Rules.

Coca-Cola Europacific Partners plc
Lauren Brown
Head of Secretariat
+44 7919 485 062

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: March 2, 2026	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary